Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

Black Pearl Equities terminates tender offer for Regional Health Properties

Decision follows SunLink merger and announced asset-disposition agreement; firm also cites recent quarterly results; no shares to be purchased.

Brooklyn, NY — August 22, 2025. Black Pearl Equities, LLC (“Black Pearl”) said it has withdrawn and terminated its cash tender offer to acquire up to 49.9% of the outstanding common stock of Regional Health Properties, Inc. at $4.25 per share.

Black Pearl said the termination relies on pre-disclosed offer conditions permitting termination upon a “proposed, announced, or consummated significant corporate structure change (including, without limitation, a merger or disposition of significant corporate assets).” The firm cited the completion of the SunLink merger and the announcement of a significant asset-disposition agreement (not yet closed) as events falling within that condition. Under the same terms, any tendered shares are to be returned to shareholders.

No shares have been or will be purchased. To the extent any shares were tendered, such shares will be promptly returned in accordance with the Offer to Purchase.

Background on the offer

Black Pearl’s tender offer sought to purchase up to 1,118,877 shares of RHE common stock at $4.25 per share in cash, subject to the terms and conditions set forth in the Offer to Purchase and related materials.

Contact:
Black Pearl Equities, LLC
(212) 235-1367
to@blackpearlequities.com

For details regarding the tender offer and its withdrawal, please refer to Black Pearl’s original Schedule TO (filed July 17, 2025), the Offer to Purchase dated July 17, 2025, the related Letter of Transmittal, and Amendment No. 1 to Schedule TO-T/A reporting the withdrawal. These and other documents are available via the SEC’s EDGAR system. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities. Forward-looking statements are subject to risks and uncertainties; actual outcomes may differ materially.

Abe Schwartz
Chief Executive Officer & President
Black Pearl Equities, LLC